SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of March 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On March 17, 2008, Telvent GIT, S.A. (“Telvent”) announced today that it has appointed, effective April 1, 2008, Barbara Zubiria as its new Head of Investor Relations and Manuel Fernandez as its new Chief Finance Officer, succeeding Ana Plaza, Chief Financial Officer and Head of Investor Relations, who will leave Telvent, effective April 1, 2008.
     Ms. Barbara Zubiria, Telvent’s current Chief Financial Reporting Officer, will assume the responsibilities of Head of Investor Relations starting April 1, 2008. Ms. Zubiria is currently responsible for Telvent’s global financial reporting process, and previously led, as Telvent’s Chief Audit Officer, the implementation and strengthening of Telvent’s internal controls over financial reporting following the initial public offering. Prior to joining Telvent in April 2005, she worked in public accounting, both in the United States and Spain, for seven years. Ms. Zubiria is a Certified Public Accountant (CPA) and holds a Bachelor of Business Administration, cum laude, with a specialty in Accounting, and a Masters of Science in Accounting and Auditing from Florida International University in Miami, Florida. She also recently completed a Management Development Program at IESE Business School in Madrid, Spain.
     Mr. Manuel Fernandez, current Chief Financial Officer of Telvent North America, will become Telvent’s Chief Finance Officer starting April 1, 2008. Mr. Fernandez joined Telvent in 2003 as financial director. Since September 2006, Mr. Fernandez has served as the Chief Financial Officer of Telvent North America, which also includes Telvent USA, Inc., Caseta Technologies Inc., Telvent Miner & Miner Inc. and Telvent Canada Ltd. Prior to working with Telvent, Mr. Fernandez served various positions with Abengoa, S.A. (“Abengoa”) and its subsidiaries, including as financial director of Abengoa’s subsidiaries, Teyma Abengoa S.A. and Abengoa Chile S.A., financial controller of Abengoa Mexico S.A., and as a member of the audit and consolidation department of Abengoa. Mr. Fernandez holds a Bachelor of Business Administration from Seville University, Spain and an Executive Master in Business Administration from IESE Business School in Madrid, Spain.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Manuel Sánchez Name: Manuel Sánchez
Title: Chief Executive Officer
Date: March 17, 2008